UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934
(Amendment No. 2)*

Lumos Networks Corp.
(Name of Issuer)

Common Stock, par value $0.01 per share
(Title of Class of Securities)

550283105
(CUSIP Number)

Michael Huber
Quadrangle GP Investors LLC
1065 Avenue of the Americas, 34th Floor
New York, New York 10018
(212) 418-1700
(Name, Address and Telephone Number of Persons Authorized to Receive Notices and Communications)

November 20, 2013
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box . ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See §240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 550283105	SCHEDULE 13D	Page 2 of 16

1	NAME OF REPORTING PERSON Quadrangle GP Investors LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0%
14	TYPE OF REPORTING PERSON OO

CUSIP No. 550283105	SCHEDULE 13D	Page 3 of 16

1	NAME OF REPORTING PERSON Quadrangle GP Investors II LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 2,791,898
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 2,791,898
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,791,898
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 12.7%
14	TYPE OF REPORTING PERSON PN

CUSIP No. 550283105	SCHEDULE 13D	Page 4 of 16

1	NAME OF REPORTING PERSON Quadrangle GP Investors LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0%
14	TYPE OF REPORTING PERSON PN

CUSIP No. 550283105	SCHEDULE 13D	Page 5 of 16

1	NAME OF REPORTING PERSON Quadrangle Capital Partners LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0%
14	TYPE OF REPORTING PERSON PN

CUSIP No. 550283105	SCHEDULE 13D	Page 6 of 16

1	NAME OF REPORTING PERSON Quadrangle Select Partners LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0%
14	TYPE OF REPORTING PERSON PN

CUSIP No. 550283105	SCHEDULE 13D	Page 7 of 16

1	NAME OF REPORTING PERSON Quadrangle Capital Partners-A LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0%
14	TYPE OF REPORTING PERSON PN

CUSIP No. 550283105	SCHEDULE 13D	Page 8 of 16

1	NAME OF REPORTING PERSON QCP GP Investors II LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 2,791,898
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 2,791,898
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,791,898
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 12.7%
14	TYPE OF REPORTING PERSON OO

CUSIP No. 550283105	SCHEDULE 13D	Page 9 of 16

1	NAME OF REPORTING PERSON Quadrangle (AIV2) Capital Partners II LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 2,791,898
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 2,791,898
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,791,898
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 12.7%
14	TYPE OF REPORTING PERSON PN

CUSIP No. 550283105	SCHEDULE 13D	Page 10 of 16

1	NAME OF REPORTING PERSON Quadrangle NTELOS GP LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 2,791,898
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 2,791,898
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,791,898
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 12.7%
14	TYPE OF REPORTING PERSON OO

CUSIP No. 550283105	SCHEDULE 13D	Page 11 of 16

1	NAME OF REPORTING PERSON Quadrangle NTELOS Holdings II LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 2,791,898
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 2,791,898
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,791,898
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 12.7%
14	TYPE OF REPORTING PERSON PN

CUSIP No. 550283105	SCHEDULE 13D	Page 12 of 16

Item 1.    Security and Issuer.

Item 1 is hereby amended and restated as follows:

“This Amendment No. 2 to Schedule 13D (this “Statement”) relates to the Schedule 13D filed by the Reporting Persons (as defined below) with the Securities and Exchange Commission (the “SEC”) on October 24, 2011 (the “Original Schedule 13D”), as amended by Amendment No.2 to the Original Schedule 13D filed with the SEC by the Reporting Persons on September 5, 2013, relating to the common stock, par value US$0.01 per share (the “Common Stock”), of Lumos Networks Corp., a Virginia corporation (the “Issuer”).  The principal executive offices of the Issuer are located at 401 Spring Lane, Suite 300, Waynesboro, Virginia 22980.”

Item 2.    Identity and Background.

The second paragraph of Item 2(a) is hereby amended and restated as follows:

“Quadrangle GP Investors LLC is the general partner of Quadrangle GP Investors LP, which is the general partner of each of Quadrangle Capital Partners LP, Quadrangle Select Partners LP, and Quadrangle Capital Partners-A LP (collectively, the “QCP Funds”). QCP GP Investors II LLC is the general partner of Quadrangle GP Investors II LP, which is the general partner of each of Quadrangle (AIV2) Capital Partners II LP, Quadrangle Select Partners II LP and Quadrangle Capital Partners II-A LP (collectively, the “QCP II Funds”).  The QCP II Funds are managing members of Quadrangle NTELOS GP LLC, which is the general partner of Quadrangle NTELOS Holdings II LP.”

Item 3.    Source and Amount of Funds or Other Consideration.

No material change.

Item 4.   Purpose of Transaction.

No material change.

Item 5.    Interest in Securities of the Issuer.

Items 5(a), (c) and (e) are hereby amended and restated as follows:

“(a)

As of the date hereof, (i) each of the QCP Funds no longer held any shares of Common Stock and (ii) Quadrangle NTELOS Holdings II LP holds 2,791,898 shares of Common Stock, or approximately 12.7% of the outstanding Common Stock.

Each of Quadrangle GP Investors LP, as the general partner of each of the QCP Funds, and Quadrangle GP Investors LLC, as the general partner of Quadrangle GP Investors LP, is no longer deemed to beneficially hold any shares of Common Stock.

Each of Quadrangle NTELOS GP LLC, as the general partner Quadrangle NTELOS Holdings II LP; the QCP II Fund, as the managing members of Quadrangle NTELOS GP LLC; Quadrangle GP Investors II LP, as the general partner of each of the QCP II Funds; and QCP GP Investors II LLC, as the general partner of Quadrangle GP Investors II LP, may be deemed to beneficially own the 2,791,898 shares of Common Stock held by Quadrangle NTELOS Holdings II LP, or approximately 12.7% of the outstanding Common Stock.

Each of the Reporting Persons expressly disclaims beneficial ownership of any shares of Common Stock not held directly by such Reporting Person.

CUSIP No. 550283105	SCHEDULE 13D	Page 13 of 16

The percentage interest of the Reporting Persons in this Statement is based on the 22,022,899 shares of Common Stock reported to be outstanding as of October 28, 2013 in the Issuer’s Prospectus Supplement (the “Prospectus Supplement”) filed with the SEC on November 15, 2013.

(c)

On November 20, 2013, the QCP Funds sold 2,888,939 shares of Common Stock in a secondary offering (the “Offering”) pursuant to the Prospectus Supplement, which forms part of the Issuer’s registration statement on Form S-3, declared effective on September 6, 2013.

(e)

As of November 20, 2013, each of Quadrangle GP Investors LLC, Quadrangle GP Investors LP and the QCP Funds ceased to be the beneficial owner of more than 5% of the class of securities.”

Item 6.    Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

Item 6 is supplemented by the following two paragraphs:

On November 13, 2013, each of the Reporting Persons entered into a lock-up agreement (the “Lock-up Agreement”) with Wells Fargo Securities, LLC and Cowen and Company, LLC (together, the “Representatives”), as representatives of certain underwriters in connection with the Offering, and have agreed that until February 12, 2014, without prior written consent of the Representatives, such Reporting Person will not offer for sale, sell, pledge, or otherwise dispose of any shares of Common Stock, or enter into any swap or other derivatives transaction that transfers to another, in whole or in part, any of the economic benefits or risks of ownership of shares of Common Stock, subject to certain exceptions, including: transfers of shares of Common Stock as (i) bona fide gifts, (ii) transfer by will or intestacy to the undersigned’s legal representatives or heirs, (iii) sales or other dispositions of shares of any class of the Issuer's capital stock, in each case, that are made exclusively between and among such Reporting Person or members of such Reporting Person's family, (iv) Common Stock withheld for tax purposes in connection with the vesting and distribution of Common Stock, (v) transfer of shares of Common Stock to affiliates of the undersigned or to any investment fund or other entity controlled by such Reporting Person, its partners or members  and (vi) Common Stock acquired by the undersigned in the open market transactions after the Offering.  In the case of (i), (ii) and (iii) above, the transferee must provide a lock-up letter to the Representatives for the balance of the 90-day restricted period, and no filing under the Securities Exchange Act of 1934, as amended, shall be made other than a filing on Form 5 made after the 90-day restricted period.

Quadrangle NTELOS Holdings II LP has pledged its interest in 2,791,898 shares of Common Stock to secure repayment of a loan made to it by the Bank of Montreal.

Except as set forth in this Statement, to the knowledge of the Reporting Persons, there are no other contracts, arrangements, understandings or relationships (legal or otherwise) between the Reporting Persons and any other person with respect to the securities of the Issuer, including but not limited to transfer or voting of any of the securities of the Issuer, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies, or a pledge or contingency the occurrence of which would give another person voting power over the securities of the Issuer.

Item 7.   Material to be Filed as Exhibits.

Exhibit A: Lock-up Agreement, dated as of November 13, 2013, by and among the Reporting Persons and the Representatives.

Exhibit B:  Joint Filing Agreement, dated as of November 22, 2013.

CUSIP No. 550283105	SCHEDULE 13D	Page 14 of 16

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: November 22, 2013

QUADRANGLE CAPITAL PARTNERS LP
By:	Quadrangle GP Investors LP, as its General Partner
By:	Quadrangle GP Investors LLC, as its General Partner
By:	/s/ Michael Huber
	Name:	Michael Huber
	Title:	President and Managing Principal

QUADRANGLE GP INVESTORS LP
By:	Quadrangle GP Investors LLC, as its General Partner
By:	/s/ Michael Huber
	Name:	Michael Huber
	Title:	President and Managing Principal

QUADRANGLE GP INVESTORS LLC
By:	/s/ Michael Huber
	Name:	Michael Huber
	Title:	President and Managing Principal

QUADRANGLE SELECT PARTNERS LP
By:	Quadrangle GP Investors LP, as its General Partner
By:	Quadrangle GP Investors LLC, as its General Partner
By:	/s/ Michael Huber
	Name:	Michael Huber
	Title:	President and Managing Principal

CUSIP No. 550283105	SCHEDULE 13D	Page 15 of 16

QUADRANGLE CAPITAL PARTNERS-A LP
By:	Quadrangle GP Investors LP, as its General Partner
By:	Quadrangle GP Investors LLC, as its General Partner
By:	/s/ Michael Huber
	Name:	Michael Huber
	Title:	President and Managing Principal

QUADRANGLE NTELOS HOLDINGS II LP
By:	Quadrangle NTELOS GP LLC, as General Partner
By:	Quadrangle (AIV2) Capital Partners II LP, as Managing Member
By:	Quadrangle GP Investors II LP, as General Partner
By:	QCP GP Investors II LLC, as General Partner
By:	/s/ Michael Huber
	Name:	Michael Huber
	Title:	President and Managing Principal

QUADRANGLE NTELOS GP LLC

By:	Quadrangle (AIV2) Capital Partners II LP, as Managing Member
By:	Quadrangle GP Investors II LP, as General Partner
By:	QCP GP Investors II LLC, as General Partner
By:	/s/ Michael Huber
	Name:	Michael Huber
	Title:	President and Managing Principal

CUSIP No. 550283105	SCHEDULE 13D	Page 16 of 16

QUADRANGLE (AIV2) CAPITAL PARTNERS II LP
By:	Quadrangle GP Investors II LP, as General Partner
By:	QCP GP Investors II LLC, as General Partner
By:	/s/ Michael Huber
	Name:	Michael Huber
	Title:	President and Managing Principal

QUADRANGLE GP INVESTORS II LP

By:	QCP GP Investors II LLC, as General Partner
By:	/s/ Michael Huber
	Name:	Michael Huber
	Title:	President and Managing Principal

QCP GP INVESTORS II LLC

By:	/s/ Michael Huber
	Name:	Michael Huber
	Title:	President and Managing Principal

Exhibit A

LOCK-UP LETTER AGREEMENT

WELLS FARGO SECURITIES, LLC
COWEN AND COMPANY, LLC
As Representatives of the several
  Underwriters named in the Underwriting Agreement (as defined herein),
c/o Wells Fargo Securities, LLC
375 Park Avenue
New York, NY 10152
and
Cowen and Company, LLC
599 Lexington Avenue
New York, NY 10022

Ladies and Gentlemen:

The undersigned understands that you and certain other firms (the “Underwriters”) propose to enter into an Underwriting Agreement (the “Underwriting Agreement”) providing for the purchase by the Underwriters of shares (the “Stock”) of Common Stock, par value $0.01 per share (the “Common Stock”), of Lumos Networks Corp., a Delaware corporation (the “Company”), and that the Underwriters propose to reoffer the Stock to the public (the “Offering”).

In consideration of the execution of the Underwriting Agreement by the Underwriters, and for other good and valuable consideration, the undersigned hereby irrevocably agrees that, without the prior written consent of  each of Wells Fargo Securities, LLC and Cowen and Company, LLC, on behalf of the Underwriters (the “Representatives”), the undersigned will not, directly or indirectly, (1) offer for sale, sell, pledge, or otherwise dispose of (or enter into any transaction or device that is designed to, or could be expected to, result in the disposition by any person at any time in the future of) any shares of Common Stock (including, without limitation, shares of Common Stock that may be deemed to be beneficially owned by the undersigned in accordance with the rules and regulations of the Securities and Exchange Commission and shares of Common Stock that may be issued upon exercise of any option or warrant) or securities convertible into or exchangeable for Common Stock (other than the Stock), (2) enter into any swap or other derivatives transaction that transfers to another, in whole or in part, any of the economic benefits or risks of ownership of shares of Common Stock, whether any such transaction described in clause (1) or (2) above is to be settled by delivery of Common Stock or other securities, in cash or otherwise, (3) cause to be filed a registration statement with respect to any shares of Common Stock or securities convertible, exercisable or exchangeable into Common Stock or any other securities of the Company (with the exception of a filing on Form S-8 related to the Company’s incentive plan) or (4) publicly disclose the intention to do any of the foregoing, for a period of 90 days after the date of the final prospectus relating to the Offering (such 90-day period, the “Lock-Up Period”).

The foregoing paragraph shall not apply to (A) any Common Stock to be sold by the undersigned pursuant to the Underwriting Agreement, (B) transfers of shares of Common Stock as (i) bona fide gifts, (ii) transfer by will or intestacy to the undersigned’s legal representatives or heirs, (iii) sales or other dispositions of shares of any class of the Company's capital stock, in each case, that are made exclusively between and among the undersigned or members of the undersigned's family (including any trust for the benefit of the undersigned or the undersigned’s immediate family), (iv) Common Stock withheld for tax purposes in connection with the vesting and distribution of Common Stock, (v) transfer of shares of Common Stock to affiliates of the undersigned or to any investment fund or other entity controlled by the undersigned, its partners (if a partnership) or members (if a limited liability company) and (vi) Common Stock acquired by the undersigned in the open market transactions after the Offering; provided that it shall be a condition to any such transfer that (i) except in the case of (B)(ii) above, the transferee/donee agrees to be bound by the terms of the lock-up letter agreement (including, without limitation, the restrictions set forth in the preceding sentence) to the same extent as if the transferee/donee were a party hereto; (ii) except in the case of clause (A), (B)(iv), (B)(v) and (B)(vi) above, no filing by any party (donor, donee, transferor or transferee) under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), shall be required or shall be voluntarily made in connection with such transfer or distribution (other than a filing on a Form 5, Schedule 13D or Schedule 13G (or 13D-A or 13G-A) made after the expiration of the 90-day period referred to above), (iii) except in the case of clause (A), (B)(iv), (B)(v) and (B)(vi) above, each party (donor, donee, transferor or transferee) shall not be required by law (including without limitation the disclosure requirements of the Securities Act of 1933, as amended, and the Exchange Act) to make, and shall agree to not voluntarily make, any public announcement of the transfer or disposition, and (iv) the undersigned notifies the Representatives at least two business days prior to the proposed transfer or disposition.

Notwithstanding any other provision contained herein, the undersigned shall be permitted to make transfers, sales, tenders or other dispositions of Common Stock, or any security convertible into or exercisable or exchangeable for Common Stock, pursuant to a tender offer for all of the voting securities of the Company or any other transaction, including, without limitation, a merger, consolidation or other business combination, in each case, involving a change of control of the Company (including, without limitation, entering into any lock-up, voting or similar agreement pursuant to which the undersigned may agree to transfer, sell, tender or otherwise dispose of Common Stock, or any security convertible into or exercisable or exchangeable for Common Stock, in connection with any such transaction, or vote any shares of Common Stock, or any security convertible into or exercisable or exchangeable for Common Stock, in favor of any such transaction), provided that all shares of Common Stock, or any security convertible into or exercisable or exchangeable for Common Stock, subject to this agreement that are not so transferred, sold, tendered or otherwise disposed of remain subject to this agreement; and provided further that it shall be a condition of transfer, sale, tender or other disposition that if such tender offer or other transaction is

2

not completed, any shares of Common Stock, or any security convertible into or exercisable or exchangeable for Common Stock, subject to this agreement shall remain subject to the restrictions herein.

Notwithstanding the foregoing paragraph, and to the extent that any of the Underwriters are unable to publish research reports under Rule 139 of the Securities Act and/or pursuant to NASD Rule 2711 of the rules and regulations of the Financial Industry Regulatory Authority, if (1) during the last 17 days of the Lock-Up Period, the Company issues an earnings release or announces material news or a material event relating to the Company or (2) prior to the expiration of the Lock-Up Period, the Company announces that it will release earnings results during the 16-day period beginning on the last day of the Lock-Up Period, then the restrictions imposed by this Lock-Up Letter Agreement shall continue to apply until the expiration of the 18-day period beginning on the date of issuance of the earnings release or the announcement of the material news or material event, unless the Representatives waive such extension in writing.

The undersigned hereby further agrees that, prior to engaging in any transaction or taking any other action that is subject to the terms of this Lock-Up Letter Agreement during the period from the date of this Lock-Up Letter Agreement to and including the 34th day following the expiration of the Lock-Up Period, it will give notice thereof to the Company and will not consummate such transaction or take any such action unless it has received written confirmation from the Company that the Lock-Up Period (as such may have been extended pursuant to the foregoing paragraph) has expired.

In furtherance of the foregoing, the Company and its transfer agent are hereby authorized to decline to make any transfer of securities if such transfer would constitute a violation or breach of this Lock-Up Letter Agreement.

It is understood that, if the Company notifies the Underwriters that it does not intend to proceed with the Offering, if the Underwriting Agreement does not become effective, if the Underwriting Agreement (other than the provisions thereof which survive termination) shall terminate or be terminated prior to payment for and delivery of the Stock or the Offering is not completed by December 15, 2013, the undersigned is hereby automatically released from its obligations under this Lock-Up Letter Agreement.

The undersigned understands that the Company and the Underwriters will proceed with the Offering in reliance on this Lock-Up Letter Agreement.

Whether or not the Offering actually occurs depends on a number of factors, including market conditions.  Any Offering will only be made pursuant to an Underwriting Agreement, the terms of which are subject to negotiation between the Company, the Selling Stockholders named therein and the Underwriters.

[Signature page follows]

3

The undersigned hereby represents and warrants that the undersigned has full power and authority to enter into this Lock-Up Letter Agreement and that, upon request, the undersigned will execute any additional documents necessary in connection with the enforcement hereof.  Any obligations of the undersigned shall be binding upon the heirs, personal representatives, successors and assigns of the undersigned.

Very truly yours,

Quadrangle Capital Partners-A LP
By:	Quadrangle GP Investors LP, as its General Partner
By:	Quadrangle GP Investors LLC, as its General Partner
By:	/s/ Michael Huber
	Name:	Michael Huber
	Title:	President and Managing Principal

Dated:  November 13, 2013

[Lock-Up Signature Page]

The undersigned hereby represents and warrants that the undersigned has full power and authority to enter into this Lock-Up Letter Agreement and that, upon request, the undersigned will execute any additional documents necessary in connection with the enforcement hereof.  Any obligations of the undersigned shall be binding upon the heirs, personal representatives, successors and assigns of the undersigned.

Very truly yours,
Quadrangle Select Partners LP

By:	Quadrangle GP Investors LP, as its General Partner
By:	Quadrangle GP Investors LLC, as its General Partner
By:	/s/ Michael Huber
	Name:	Michael Huber
	Title:	President and Managing Principal

Dated:  November 13, 2013

[Lock-Up Signature Page]

The undersigned hereby represents and warrants that the undersigned has full power and authority to enter into this Lock-Up Letter Agreement and that, upon request, the undersigned will execute any additional documents necessary in connection with the enforcement hereof.  Any obligations of the undersigned shall be binding upon the heirs, personal representatives, successors and assigns of the undersigned.

Very truly yours,
Quadrangle Capital Partners LP

By:	Quadrangle GP Investors LP, as its General Partner
By:	Quadrangle GP Investors LLC, as its General Partner
By:	/s/ Michael Huber
	Name:	Michael Huber
	Title:	President and Managing Principal

Dated:  November 13, 2013

[Lock-Up Signature Page]

The undersigned hereby represents and warrants that the undersigned has full power and authority to enter into this Lock-Up Letter Agreement and that, upon request, the undersigned will execute any additional documents necessary in connection with the enforcement hereof.  Any obligations of the undersigned shall be binding upon the heirs, personal representatives, successors and assigns of the undersigned.

Very truly yours,
Quadrangle NTELOS Holdings II LP

By:	Quadrangle NTELOS GP LLC, as its General Partner
By:	Quadrangle (AIV2) Capital Partners II LP, as its Managing Member
By:	Quadrangle GP Investors II LP, as its General Partner
By:	QCP GP Investors II LLC, as its General Partner

By:	/s/ Michael Huber
	Name:	Michael Huber
	Title:	President and Managing Principal

Dated:  November 13, 2013

[Lock-Up Signature Page]

The undersigned hereby represents and warrants that the undersigned has full power and authority to enter into this Lock-Up Letter Agreement and that, upon request, the undersigned will execute any additional documents necessary in connection with the enforcement hereof.  Any obligations of the undersigned shall be binding upon the heirs, personal representatives, successors and assigns of the undersigned.

Very truly yours,
Quadrangle NTELOS GP LLC

By:	Quadrangle (AIV2) Capital Partners II LP, as its Managing Member
By:	Quadrangle GP Investors II LP, as its General Partner
By:	QCP GP Investors II LLC, as its General Partner

By:	/s/ Michael Huber
	Name:	Michael Huber
	Title:	President and Managing Principal

Dated:  November 13, 2013

[Lock-Up Signature Page]

The undersigned hereby represents and warrants that the undersigned has full power and authority to enter into this Lock-Up Letter Agreement and that, upon request, the undersigned will execute any additional documents necessary in connection with the enforcement hereof.  Any obligations of the undersigned shall be binding upon the heirs, personal representatives, successors and assigns of the undersigned.

Very truly yours,
Quadrangle GP Investors LLC

By:	/s/ Michael Huber
	Name:	Michael Huber
	Title:	President and Managing Principal

Dated:  November 13, 2013

[Lock-Up Signature Page]

The undersigned hereby represents and warrants that the undersigned has full power and authority to enter into this Lock-Up Letter Agreement and that, upon request, the undersigned will execute any additional documents necessary in connection with the enforcement hereof.  Any obligations of the undersigned shall be binding upon the heirs, personal representatives, successors and assigns of the undersigned.

Very truly yours,
Quadrangle GP Investors LP

By:	Quadrangle GP Investors LLC, as its General Partner

By:	/s/ Michael Huber
	Name:	Michael Huber
	Title:	President and Managing Principal

Dated:  November 13, 2013

[Lock-Up Signature Page]

The undersigned hereby represents and warrants that the undersigned has full power and authority to enter into this Lock-Up Letter Agreement and that, upon request, the undersigned will execute any additional documents necessary in connection with the enforcement hereof.  Any obligations of the undersigned shall be binding upon the heirs, personal representatives, successors and assigns of the undersigned.

Very truly yours,
QCP GP Investors II LLC

By:	/s/ Michael Huber
	Name:	Michael Huber
	Title:	President and Managing Principal

Dated:  November 13, 2013

[Lock-Up Signature Page]

The undersigned hereby represents and warrants that the undersigned has full power and authority to enter into this Lock-Up Letter Agreement and that, upon request, the undersigned will execute any additional documents necessary in connection with the enforcement hereof.  Any obligations of the undersigned shall be binding upon the heirs, personal representatives, successors and assigns of the undersigned.

Very truly yours,
Quadrangle GP Investors II LP

By:	QCP GP Investors II LLC, as its General Partner

By:	/s/ Michael Huber
	Name:	Michael Huber
	Title:	President and Managing Principal

Dated:  November 13, 2013

[Lock-Up Signature Page]

The undersigned hereby represents and warrants that the undersigned has full power and authority to enter into this Lock-Up Letter Agreement and that, upon request, the undersigned will execute any additional documents necessary in connection with the enforcement hereof.  Any obligations of the undersigned shall be binding upon the heirs, personal representatives, successors and assigns of the undersigned.

Very truly yours,
Quadrangle (AIV2) Capital Partners II LP

By:	Quadrangle GP Investors II LP, as its General Partner
By:	QCP GP Investors II LLC, as its General Partner

By:	/s/ Michael Huber
	Name:	Michael Huber
	Title:	President and Managing Principal

Dated:  November 13, 2013

[Lock-Up Signature Page]

The undersigned hereby represents and warrants that the undersigned has full power and authority to enter into this Lock-Up Letter Agreement and that, upon request, the undersigned will execute any additional documents necessary in connection with the enforcement hereof.  Any obligations of the undersigned shall be binding upon the heirs, personal representatives, successors and assigns of the undersigned.

Very truly yours,
Quadrangle Capital Partners II-A LP

By:	Quadrangle GP Investors II LP, as its General Partner
By:	QCP GP Investors II LLC, as its General Partner

By:	/s/ Michael Huber
	Name:	Michael Huber
	Title:	President and Managing Principal

Dated:  November 13, 2013

[Lock-Up Signature Page]

The undersigned hereby represents and warrants that the undersigned has full power and authority to enter into this Lock-Up Letter Agreement and that, upon request, the undersigned will execute any additional documents necessary in connection with the enforcement hereof.  Any obligations of the undersigned shall be binding upon the heirs, personal representatives, successors and assigns of the undersigned.

Very truly yours,
Quadrangle Holdings LLC

By:	/s/ Michael Huber
	Name:	Michael Huber
	Title:	Managing Member

Dated:  November 13, 2013

[Lock-Up Signature Page]

The undersigned hereby represents and warrants that the undersigned has full power and authority to enter into this Lock-Up Letter Agreement and that, upon request, the undersigned will execute any additional documents necessary in connection with the enforcement hereof.  Any obligations of the undersigned shall be binding upon the heirs, personal representatives, successors and assigns of the undersigned.

Very truly yours,
Quadrangle Select Partners II LP

By:	Quadrangle GP Investors II LP, as its General Partner
By:	QCP GP Investors II LLC, as its General Partner

By:	/s/ Michael Huber
	Name:	Michael Huber
	Title:	President and Managing Principal

Dated:  November 13, 2013

[Lock-Up Signature Page]

Exhibit B

JOINT FILING AGREEMENT

In accordance with Rule 13d-1(k)(1) promulgated under the Securities Exchange Act of 1934, the undersigned agree to the joint filing of a Statement on Schedule 13D (including any and all amendments thereto) with respect to the common stock, par value US$0.01 per share, of Lumos Networks Corp. and further agree to the filing of this agreement as an exhibit thereto.  In addition, each party to this Agreement expressly authorizes each other party to this Agreement to file on its behalf any and all amendments to such Statement on Schedule 13D.

Dated: November 22, 2013

QUADRANGLE CAPITAL PARTNERS LP
By:	Quadrangle GP Investors LP, as its General Partner
By:	Quadrangle GP Investors LLC, as its General Partner
By:	/s/ Michael Huber
	Name:	Michael Huber
	Title:	President and Managing Principal

QUADRANGLE GP INVESTORS LP
By:	Quadrangle GP Investors LLC, as its General Partner
By:	/s/ Michael Huber
	Name:	Michael Huber
	Title:	President and Managing Principal

QUADRANGLE GP INVESTORS LLC
By:	/s/ Michael Huber
	Name:	Michael Huber
	Title:	President and Managing Principal

QUADRANGLE SELECT PARTNERS LP
By:	Quadrangle GP Investors LP, as its General Partner
By:	Quadrangle GP Investors LLC, as its General Partner
By:	/s/ Michael Huber
	Name:	Michael Huber
	Title:	President and Managing Principal

QUADRANGLE CAPITAL PARTNERS-A LP
By:	Quadrangle GP Investors LP, as its General Partner
By:	Quadrangle GP Investors LLC, as its General Partner
By:	/s/ Michael Huber
	Name:	Michael Huber
	Title:	President and Managing Principal

QUADRANGLE NTELOS HOLDINGS II LP
By:	Quadrangle NTELOS GP LLC, as General Partner
By:	Quadrangle (AIV2) Capital Partners II LP, as Managing Member
By:	Quadrangle GP Investors II LP, as General Partner
By:	QCP GP Investors II LLC, as General Partner
By:	/s/ Michael Huber
	Name:	Michael Huber
	Title:	President and Managing Principal

QUADRANGLE NTELOS GP LLC

By:	Quadrangle (AIV2) Capital Partners II LP, as Managing Member
By:	Quadrangle GP Investors II LP, as General Partner
By:	QCP GP Investors II LLC, as General Partner
By:	/s/ Michael Huber
	Name:	Michael Huber
	Title:	President and Managing Principal

QUADRANGLE (AIV2) CAPITAL PARTNERS II LP
By:	Quadrangle GP Investors II LP, as General Partner
By:	QCP GP Investors II LLC, as General Partner
By:	/s/ Michael Huber
	Name:	Michael Huber
	Title:	President and Managing Principal

QUADRANGLE GP INVESTORS II LP

By:	QCP GP Investors II LLC, as General Partner
By:	/s/ Michael Huber
	Name:	Michael Huber
	Title:	President and Managing Principal

QCP GP INVESTORS II LLC

By:	/s/ Michael Huber
	Name:	Michael Huber
	Title:	President and Managing Principal